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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

Commission File No.  000-29226


(Check one): [ ] Form 10-K [ ] Form 20-F [X] Form 10-Q
             [ ] Form N-SAR [ ] Form N-CSR


             For Period Ended: March 31, 2004
             [ ] Transition Report on Form 10-K
             [ ] Transition Report on Form 20-F
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on Form 10-Q
             [ ] Transition Report on Form N-SAR
             [ ] Transition Report on Form N-CSR
             For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I -- REGISTRANT INFORMATION

Full Name of Registrant: Valley National Gases Incorporated
Former Name if Applicable: N/A
Address of Principal Executive Office (Street and Number): 200 West Beau Street, Suite 200
City, State and Zip Code: Washington, Pennsylvania  15301

PART II-- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

              (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
              (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date;
    [X] or the subject quarterly report or transition report on Form l0-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
              (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III -- NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Valley National Gases Incorporated (the "Company") is unable to file the subject report in a timely manner because the Company was not able to complete timely its financial statements without unreasonable effort or expense.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Robert D. Scherich          (724)             228-3000
                  (Name)             (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If
      answer is no, identify report(s).         Yes [X]    No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof?                                  Yes [X]    No [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects the results of operations, before any effect of adoption of FASB Interpretation No. 46 ("FIN 46"), to be included in the subject report to be consistent with the Company's earnings release dated April 27, 2004 and filed as an exhibit on Form 8-K dated April 28, 2004. These results reflected a increase in net earnings for the quarter ended March 31, 2004 of 73.2% to $0.40 per diluted share, compared to $0.23 per diluted share for the quarter ended March 31, 2003. Results for the nine months ended March 31, 2004 reflected a increase in net earnings of 76.4% to $0.69 per diluted share, compared to $0.39 per diluted share for the nine months ended March 31, 2003. This improvement in results is primarily resulting from the Company's initiatives to increase selling prices and reduce operating expenses. The Company is in the process of concluding on the adoption of FIN 46 and does not believe that it will have a significant effect on the results of operations in the subject report.



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                       Valley National Gases Incorporated
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: May 18, 2004                           By /s/ Robert D. Scherich
                                                ----------------------
                                                Name: Robert D. Scherich
                                                Title: Chief Financial Officer

Instruction: This form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.




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